

SE   18006551



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III SEC Mail Processing

SEC FILE NUMBER
8-21884

FACING PAGE
AUG 28 2018

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NTB Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9540 S. Maroon Circle, Suite 250

(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Galligan   (303) 825-1825

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700	Denver	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Petrelli _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
NTB Financial Corporation _____ , as

of June 30th _____, 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
TIMOTHY A BEAUCHAMP
Notary Public
State of Colorado
Notary ID # 20024012815
My Commission Expires 05-05-2022
```

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NTB FINANCIAL CORPORATION

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
NTB Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NTB Financial Corporation (the "Company") as of June 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as NTB Financial Corporation's auditor since 1992.

Denver, Colorado
August 19, 2018



NTB FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS

Cash and cash equivalents	$	812,871
Receivables:		
Clearing broker		294,610
Clearing deposit		150,000
Receivable from other broker dealers		256,381
Other receivables, less allowance for doubtful accounts of $11,438		1,904
Securities owned, at fair value (Note 4)		9,079
Furniture, equipment and leasehold improvements, at cost,		
net of accumulated depreciation of $151,544		10,096
Deferred tax asset (Note 2)		95,157
Collateral related to secured demand notes (Note 6)		56,000
Other assets		78,003
	$	1,764,101

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Salaries and commissions payable	$	516,939
Due to clearing broker		12,745
Accrued expenses and other liabilities		218,981
TOTAL LIABILITIES		748,665
Liabilities subordinated to claims of general creditors (Note 6)		56,000

COMMITMENTS AND CONTINGENCIES (Note 3 and 7):

SHAREHOLDERS' EQUITY (Note 5):

Preferred stock, series 2001-A, $.001 par value, 9% voting,		
600,000 shares authorized; 38,478 shares issued and outstanding		38
Common stock, $.001 par value; 10,000,000 shares authorized;		
648,959 shares issued and outstanding		649
Additional paid-in capital		836,204
Retained earnings		122,545
TOTAL SHAREHOLDERS' EQUITY		959,436
	$	1,764,101

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

NTB Financial Corporation, (the "Company") was organized on May 20, 1977, and is a securities broker-dealer and investment advisor registered with the Securities Exchange Commission. The Company has 7 branch offices and transacts business throughout Colorado, Missouri, Kansas, Florida, Washington, North Carolina, California and Texas.

Basis of Accounting, Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting, Trading and Valuation of Securities (concluded)

securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the national market exchanges at their last sales price as of the last business day of the year.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Depreciation and Amortization

Furniture, equipment and leasehold improvements are stated at cost. The Company provides for depreciation of furniture and equipment on the straight-line basis over the estimated useful lives of three to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company records commission and trading profit revenue and related expenses on a trade date basis. Trading profits consist of income earned from principal trading accounts. All principal trading income is recorded on a trade date basis. In connection with the Company's accounts receivable, amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made. The Company receives revenue from investment advisor and administrative services and these revenues are recorded as they are accrued under the terms of the related investment advisory contracts and service agreements. The company receives revenue from firm commitment underwritings and records the revenue when the underwriting closes.

Income Taxes

The Company files a federal income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

No interest expense or penalties have been recognized as of and for the year ended June 30, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

Deferred income tax assets or liabilities arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred income tax assets or liabilities of the Company relate to the reporting of expenses recorded on the books, but not for income taxes and a net operating loss carryforward.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2018 are as follows:

Deferred tax asset:		
Deferred rent expense	$	85,000
Various other temporary differences		10,157
Valuation allowance for deferred tax assets		-
	$	95,157

There was no change in the valuation allowance during the year ended June 30, 2018.

NOTE 3 - LEASE OBLIGATIONS

Operating Lease Obligations

The Company leases office space under a non-cancelable operating leases expiring in 2022. At June 30, 2018, aggregate minimum future rental commitments under this lease with initial or remaining terms in excess of one year are as follows:

Year	Amount
2019	$ 222,193
2020	231,419
2021	240,645
2022	249,871
2023	105,715
	$ 1,049,843

In addition to the above lease, the Company also leases equipment on a month-to-month basis. Total rental expense of $176,931, including the non-cancelable leases referred to above, was charged to operations during the year ended June 30, 2018.

NOTE 4- FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets measured at fair value as of June 30, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2017
Assets:				
Common stock		$ 9,179		$ 9,179

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended June 30, 2018.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2018, the Company had net capital and net capital requirements of $801,923 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .9177 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - SECURED DEMAND NOTE AND SUBORDINATED BORROWING

The Company entered in to three separate secured demand notes, with three of the Company's Managing Directors. Two of the secured demand notes are dated March 28, 2016, and have a loan amount of $20,000 each. These secured demand notes have an expected maturity date of May 1, 2019. The third secured demand note is dated May 23, 2016, and has a loan amount of $16,000. The third secured demand note has an expected maturity date of June 3, 2019. The loans are fully collateralized by cash and marketable securities, and all three secured demand notes do not bear interest.

The borrowing was approved by FINRA as subordinated debt available for computing net capital under Rule 15c3-1. The debt is subordinated to claims of general creditors and to the extent the debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement. The loans are eligible for early repayment after 12 months at the discretion of the Company.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At June 30, 2017, the Company had $562,871 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker and other broker dealers as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker and other broker dealers cease business.

The Company's financial instruments, including cash and cash equivalents, receivables from clearing broker, receivables from other broker dealers, clearing deposit, other receivables, deferred tax asset, collateral related to secured demand notes, other assets, salaries and commissions payable, liabilities subordinated to claims of general creditors, due to clearing broker and accrued expenses and other liabilities are carried at amounts which approximate fair value. Securities owned, at fair value are valued as described in Note 1.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NTB FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.